UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EXP WORLD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value

(Title of Class of Securities)

  30212W100

(CUSIP Number)

Glenn Sanford	Penny Sanford
Jason Gesing	336 36th Street
Eugene Frederick	Bellingham, WA 98225
2219 Rimland Drive, Suite 301	Tel: (360) 393-1853
Bellingham, WA 98226
Tel (360) 685-4206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Christopher J. Voss K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Tel: (206) 370-7609

December 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		44,528,694 shares of common stock (1)
	8	SHARED VOTING POWER 259,656 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 44,528,694 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
259,656 shares of common stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,788,350 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 40,878,028 shares of common stock and stock options exercisable for an aggregate of 3,650,666 shares of our common stock, in each case as adjusted for a two-for-one forward split of our common stock effected in the form of a stock dividend distributed on February 12, 2021 (the “Stock Dividend”).
(2)Shares held by other members of Glenn D. Sanford’s household.
(3)Based on 144,688,020 shares of common stock issued and outstanding as of March 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		29,451,640 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,451,640 shares of common stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,451,640 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 144,688,020 shares of common stock issued and outstanding as of March 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Jason Gesing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,890,222 shares of common stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,890,222 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,222 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 2,300,022 shares of common stock and stock options exercisable for an aggregate of 590,200 shares of common stock, in each case as adjusted for the Stock Dividend.

(2) Based on 144,688,020 shares of common stock issued and outstanding as of March 31, 2021.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eugene Frederick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		4,734,441 shares of common stock(1)
	8	SHARED VOTING POWER 27,994 shares of common stock (2)
	9	SOLE DISPOSITIVE POWER 4,734,441 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
27,994 shares of common stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,762,435 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 4,734,241 shares of common stock and stock options exercisable for an aggregate of 200 shares of common stock, in each case as adjusted for the Stock Dividend.
(2)	Shares held by other members of Eugene Frederick’s household.
(3)	Based on 144,688,020 shares of common stock issued and outstanding as of March 31, 2021.

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021 (“Amendment No. 1”) (as amended, the “Schedule 13D”). This Amendment No. 2 is being filed to correct an error in the numbers of shares of Common Stock reported in Amendment No. 1 as beneficially owned by the Reporting Persons as of February 16, 2021  and also reflects subsequent dispositions of shares of Common Stock by Mr. Sanford, Mr. Gesing and Ms. Sanford pursuant to their respective 10b5-1 Sale Plans. Amendment No. 1 should have reported the aggregate beneficial ownership of the Reporting Persons as 81,765,310 shares of Common Stock, or 55.9%, as described in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 7, 2021, instead of the 84,076,308 shares of Common Stock, or 58.4%, reported in Amendment No. 1. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

As of March 31, 2021, the Reporting Persons as a group are the beneficial owners of 81,892,389 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 56.6% of outstanding shares of Common Stock.

By virtue of the relationship described in Amendment No. 1, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b)See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
(c)Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
(d)Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021/s/ Glenn Sanford

Glenn Sanford

Dated: April 22, 2021/s/ Penny Sanford

Penny Sanford

Dated: April 22, 2021/s/ Jason Gesing

Jason Gesing

Dated: April 22, 2021/s/ Eugene Frederick

Eugene Frederick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Glenn Sanford

Sale of Common Stock	(600)	58.21[1]	02/23/2021
Sale of Common Stock	(500)	59.137[2]	02/23/2021
Sale of Common Stock	(1,200)	61.1058[3]	02/23/2021
Sale of Common Stock	(4,000)	62.082[4]	02/23/2021
Sale of Common Stock	(6,601)	63.0479[5]	02/23/2021
Sale of Common Stock	(3,400)	64.0631[6]	02/23/2021
Sale of Common Stock	(1,300)	65.0025[7]	02/23/2021
Sale of Common Stock	(2,000)	66.0438[8]	02/23/2021
Sale of Common Stock	(399)	66.8979[9]	02/23/2021
Sale of Common Stock	(4,126)	62.9049[10]	03/02/2021

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.84 to $58.77, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.87 to $59.53, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.48 to $61.475, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.49 to $62.465, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $62.49 to $63.48, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $63.51 to $64.49, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $64.56 to $65.525, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

8 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $65.65 to $66.505, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

9 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $66.695 to $67.10, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

10 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $62.49 to $63.48, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(2,956)	64.1417[11]	03/02/2021
Sale of Common Stock	4,518)	64.9281[12]	03/02/2021
Sale of Common Stock	(1,900)	66.1776[13]	03/02/2021
Sale of Common Stock	(3,199)	67.2645[14]	03/02/2021
Sale of Common Stock	(2,001)	68.1973[15]	03/02/2021
Sale of Common Stock	(600)	69.2608[16]	03/02/2021
Sale of Common Stock	(500)	70.161[17]	03/02/2021
Sale of Common Stock	(200)	71.495[18]	03/02/2021
Sale of Common Stock	(2,100)	44.9056[19]	03/09/2021
Sale of Common Stock	(5,629)	45.9507[20]	03/09/2021
Sale of Common Stock	(7,701)	46.8521[21]	03/09/2021
Sale of Common Stock	(3,500)	47.6774[22]	03/09/2021

11 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $63.565 to $64.54, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

12 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $64.57 to $65.54, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

13 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $65.72 to $66.70, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

14 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $66.78 to $67.76 inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

15 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $67.78 to $68.73, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

16 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $68.96 to $69.92, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

17 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $70.01 to $70.30, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

18 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $71.49 to $71.50, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

19 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $44.28 to $45.19, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

20 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $45.34 to $46.31, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

21 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.34 to $47.33, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

22 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.34 to $48.19, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(1,070)	48.805[23]	03/09/2021
Sale of Common Stock	(497)	54,57421[24]	03/16/2021
Sale of Common Stock	(7,472)	55.5883[25]	03/16/2021
Sale of Common Stock	(4,000)	56.4422[26]	03/16/2021
Sale of Common Stock	(3,064)	57.4659[27]	03/16/2021
Sale of Common Stock	(3,967)	58.5892[28]	03/16/2021
Sale of Common Stock	(1,000)	59.2755[29]	03/16/2021
Sale of Common Stock	(3,479)	46.3388[30]	03/23/2021
Sale of Common Stock	(6,648)	47.4697[31]	03/23/2021
Sale of Common Stock	(3,181)	48.2988[32]	03/23/2021
Sale of Common Stock	(3,470)	49.539[33]	03/23/2021
Sale of Common Stock	(3,222)	50.6586[34]	03/23/2021

23 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.415 to $49.25, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

24 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $53.94 to $54.81, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

25 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $54.97 to $55.96, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

26 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $55.99 to $56.98, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

27 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.09 to $58.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

28 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.10 to $58.98, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

29 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.135 to $59.52, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

30 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $45.91 to $46.90, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

31 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.93 to $47.92, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

32 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.99 to $48.96, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

33 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.05 to $50.02, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

34 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $50.25 to $51.005, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(4,400)	41.3031[35]	03/30/2021
Sale of Common Stock	(3,900)	42.1628[36]	03/30/2021

Sale of Common Stock	(6,815)	43.4349[37]	03/30/2021
Sale of Common Stock	(4,885)	43.9978[38]	03/30/2021
Sale of Common Stock	(8,699)	42.5389[39]	04/06/2021
Sale of Common Stock	(10,641)	43.3858[40]	04/06/2021
Sale of Common Stock	(660)	44.1085[41]	04/06/2021
Sale of Common Stock	(11,700)	38.1115[42]	04/13/2021
Sale of Common Stock	(7,500)	39.1023[43]	04/13/2021
Sale of Common Stock	(800)	39.6419[44]	04/13/2021
Sale of Common Stock	(10,000)	32.2223[45]	04/20/2021
Sale of Common Stock	(4,500)	33.0803[46]	04/20/2021

35 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.74 to $41.71, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

36 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.78 to $42.77, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

37 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.78 to $43.765, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

38 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.78 to $44.40, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

39 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.98 to $42.9675, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

40 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.98 to $43.93, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

41 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $44.01 to $44.26, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

42 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $37.56 to $38.54, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

43 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $38.57 to $39.52, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

44 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $39.60 to $39.69, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

45 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $31.735 to $32.73, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

46 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.74 to $33.64, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock	(5,500)	34.0688[47]	04/20/2021

Penny Sanford

Sale of Common Stock	(4,443)	58.1295[48]	02/26/2021
Sale of Common Stock	(4,420)	59.0058[49]	02/26/2021
Sale of Common Stock	(19,061)	60.2792[50]	02/26/2021
Sale of Common Stock	(11,676)	60.9933[51]	02/26/2021
Sale of Common Stock	(400)	61.875[52]	02/26/2021
Sale of Common Stock	(7,106)	41.3268[53]	03/30/2021
Sale of Common Stock	(7,312)	42.1527[54]	03/30/2021
Sale of Common Stock	(13,900)	43.404[55]	03/30/2021
Sale of Common Stock	(11,682)	44.0271[56]	03/30/2021

Jason Gesing

47 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $33.755 to $34.42, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

48 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $57.57 to $58.54, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

49 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.58 to $59.55, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

50 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.67 to $60.66, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

51 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.67 to $61.55, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

52 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.68 to $61.99, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

53 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.765 to $41.76, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

54 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.77 to $42.70, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

55 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.77 to $43.76, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

56 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.77 to $44.44, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Exercise of Common Stock Option Award issued as Director Compensation[57]	63,886	0.07	02/24/2021
Sale of Common Stock	(14,298)	46.7627[58]	03/10/2021
Sale of Common Stock	(17,094)	47.6857[59]	03/10/2021
Sale of Common Stock	(8,608)	48.3645[60]	03/10/2021
Sale of Common Stock	(21,391)	40.493[61]	04/09/2021
Sale of Common Stock	(15,206)	41.6108[62]	04/09/2021
Sale of Common Stock	(3,403)	42.2501[63]	04/09/2021

Eugene Frederick

Common Stock issued as Director Compensation[64]	34	0.00	02/28/2021
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program65/66	24	0.00	03/05/2021
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program67/[68]	7	0.00	03/31/2021

Common Stock issued as Director Compensation[69]	44	45.55	03/31/2021

57 These shares were issued to the reporting person as compensation for his services as a director.

58 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.17 to $47.15, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote

59 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.19 to $48.13, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

60 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.19 to $48.50, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

61 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $40.03 to $40.91, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

62 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $41.06 to $42.05, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

63 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.06 to $42.61, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, of the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

64 These shares were issued to the reporting person as compensation for his services as a director.

65 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

66 Includes unvested restricted stock units.

67 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

68 Includes unvested restricted stock units.

69 These shares were issued to the reporting person as compensation for his services as a director.